March 31, 2006

Mr. A. Scott Dockter
Chief Executive Officer
Newgold, Inc.
400 Capitol Mall, Suite 900
Sacramento, CA 95814

Re:	Newgold, Inc.
		Registration Statement on Form SB-2
      Filed March 3, 2006
	File No. 333-132218

Dear Mr. Dockter:

      We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We understand that there are outstanding comments on your most recent 10-KSB. Please note that we will not be in a position to grant your pending registration statement effective until all comments have been addressed.

Form SB-2

General

2. According to the Securities Purchase Agreement dated January
27,
2006, one of the conditions to Cornell`s obligation to purchase the secured convertible debentures is that it receives an acknowledgement, "...to the satisfaction of the Buyer...", from your independent certified public accountant as to your ability to provide all consents required in order to file a registration statement in connection with this transaction. It appears that this provision may give Cornell control over this condition. Tell us why you believe the offering of the shares has been completed such that it is appropriate to register the resale of such shares at this time.
We
may have further comment.

3. We also note that the Securities Purchase Agreement refers to a Pledge and Escrow Agreement that has not been filed as an exhibit to this registration statement. Please file this agreement with the next amendment to the registration statement.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

									Sincerely,


									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn

            via facsimile
      Roger D. Linn, Esq.
            Weintraub Genshlea Chediak Law Corporation
            (916) 446-1611
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Mr. A. Scott Dockter
Newgold, Inc.
March 31, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
     MAIL STOP 7010